BNY  Mellon ETF Trust

240 Greenwich Street

New York, New York 10286

                                                                        March 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:  Jennifer R. Hardy, Esq.

Re:       BNY Mellon ETF Trust (the “Registrant”):  Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-234030 and 811-23477)

Dear Ms. Hardy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A, that was filed with the U.S. Securities and Exchange Commission on March 5, 2020 (EDGAR Accession No. 0001493580-20-000006) (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective on March 9, 2020, or as soon as practicable thereafter.

In connection with this request, BNY Mellon Securities Corporation, the underwriter for the Registrant, also has signed this letter requesting acceleration.

Very truly yours,

BNY Mellon ETF Trust                                                 BNY Mellon Securities Corporation

/s/ Sarah Kelleher                                                          /s/ Kenneth J. Bradle

By:       Sarah Kelleher                                                  By:       Kenneth J. Bradle

Title:     Secretary                                                          Title:    President